December 12, 2014

EDGAR

United States Securities and

Exchange Commission

Judiciary Plaza

100 F Street, N.E.

Washington, D.C. 20549

Re:	Form N-CSR
John Hancock Investment Trust (the “Registrant”) on behalf of:
John Hancock Large Cap Equity Fund
John Hancock Balanced Fund
John Hancock Small Cap Core Fund
John Hancock Global Opportunities Fund
John Hancock Enduring Equity Fund
John Hancock Seaport Fund
John Hancock Value Equity Fund

File Nos. 2-10156; 811-0560

Ladies and Gentlemen:

Enclosed herewith for filing pursuant to the Investment Company Act of 1940 and the Securities Exchange Act of 1934 is the Registrant’s Form N-CSR filing for the period ending October 31, 2014.

If you have any questions or comments regarding this filing, please contact the undersigned at (617) 663-4497.

Sincerely,

/s/ Salvatore Schiavone
Salvatore Schiavone
Treasurer